

October 19, 2010

Via U.S. Mail and Facsimile to 305-521-0201

Michael D. Farkas
Chief Executive Officer
Car Charging Group, Inc.
1691 Michigan Avenue, Suite 425
Miami Beach, FL 33139

      Re: **Car Charging Group, Inc.**
               Form 10-K for the fiscal year ended December 31, 2009
               Filed April 15, 2010, as amended by Amendment No. 1
               Filed October 12, 2010
               Form 10-Q for the quarterly period ended June 30, 2010
               Filed August 23, 2010, as amended by Amendment No. 1
               Filed October 12, 2010
               File No. 333-149784

Dear Mr. Farkas:

        We have reviewed your letter dated October 11, 2010, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 10-K/A filed on October 12, 2010

Item 1. Description of Business, page 1

1.   We note your response to comment two from our letter dated September 20, 2010. We also note that the revised disclosure at the bottom of page 4 states no governmental regulations or approvals are necessary to conduct your business. However, your revision is not fully responsive to the disclosure required by Item 101(h)(4)(ix) of Regulation S-K. This Item requires a discussion of the effect of existing or probable regulations on your business to the extent it is material to an understanding of your company. In this regard, we note your response states that permitting is required for the installation of some of your charging stations and state regulation could affect the billing of your services. Please revise your Government/Regulatory Approval section to account for permitting, state regulation of billing, and other ways in which governmental regulation affects your business.

Item 1A. Risk Factors, page 4

2.   We note your responses to comments three and four from our letter dated September 20, 2010. Expand your risk factor at the top of page 7 that is entitled "If we fail to establish and maintain an effective system of internal controls…" to address your lack of an audit committee and audit committee financial expert. For example, we note that your code of ethics requires reporting certain violations to the audit committee.

Form 10-Q/A filed on October 12, 2010

Item 2. Management's Discussion and Analysis, page 1

3.   We note your response to comments nine and 10 from our letter dated September 20, 2010. However, please note that confidential treatment is not granted for material terms. Refer to Staff Legal Bulletin No. 1, Section II.B.2 which can be found on the Internet at http://www.sec.gov/interps/legal/slbcf1r.htm. Therefore, please revise to discuss the material terms of your purchasing agreement with Coulomb Technologies and tell us whether you will seek confidential treatment for this agreement and by when you will file an application for confidential treatment. Similarly, revise to disclose the three locations where you will be installing car charging devices, the material terms of these agreements, and tell us whether you will seek confidential treatment for these agreements and by when you will file such an application.

Liquidity and Capital Resources, page 2

4.   We note your response to comment 14 from our letter dated September 20, 2010. Please revise to disclose specifically the costs related to being a reporting company and how you intend to pay for these costs.

5.   We note your response to comment 15 from our letter dated September 20, 2010. Your response references your response to comment 12. However, that response does not answer comment 15. We reissue this comment. Please revise to discuss how much additional capital you will need to operate for the next 12 months and from where you will obtain these funds.

Exhibits

6.   We note your response to comment 16 from our letter dated September 20, 2010. Please amend your filing to file these exhibits or tell us by when you will file a confidential treatment request for the exhibits.

You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director